EXHIBIT 1
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InSightec Signs a Memorandum of Understanding With Japanese Distributor For $36
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Million in Sales Over Three Years
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Monday March 3, 1:04 pm ET

TEL AVIV, Israel, March 3 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News; "EMI") announced today that InSightec -- Image Guided Treatment Ltd. ("InSightec"), a subsidiary company in which EMI indirectly holds a 61 percent interest (on a fully diluted basis), has signed a Memorandum of Understanding dated February 25th, 2003 with Ktec Corporation Inc. ("Ktec") for the exclusive distribution of MRgFUS systems in Japan.
The MOU forms the basis of a three-year distribution agreement, within the framework of which Ktec will conduct all the regulatory, marketing and sales activities of InSightec in Japan, and shall provide technical and clinical support. The MOU determines minimum purchase requirements for each of the three years of the agreement, increasing annually, at a total value of approximately $36 million. Ktec will provide bank guarantees as security for the fulfillment of its obligations under the agreement.

The MOU is subject to the approval of the respective boards of directors of both companies, and to the execution of a definitive distribution agreement.

Dr. Kobi Vortman, President and CEO of InSightec, commented: "The signing of the MOU for the distribution of the InSightec systems in Japan constitutes a major achievement in attaining the company's sales target for 2003. The Japanese market shows a strong tendency towards innovation in the medical field, and represents considerable potential for the sale of large quantities of systems in the coming years."

Mordechay Zisser, the Chairman of the Board of Directors of EMI and of InSightec, commented: "There can be little doubt that an order of this magnitude from Japan emphasizes the significant impact which the InSightec systems are generating on the emerging field of non-invasive treatments."

Forward-looking statements with respect to the Company's business, financial condition and results of operations, in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.